

October 2, 2006

Via U.S. Mail

John S. Foster
Chairman and Chief Executive Officer
Innovative Micro Technology, Inc.
75 Robin Hill Road
Goleta, CA 93117

RE: Innovative Micro Technology, Inc.
    Amendment No. 1 to Schedule 14C filed on September 22, 2006
    File No. 001-06635

    Amendment No. 1 to Schedule 13E-3 filed on September 22, 2006
    File No. 005-00002-70

Dear Mr. Foster:

        We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Schedule 13E-3

Item 16. Material to be Filed as Exhibits

1.   We note your response to prior comment 4 and the revised disclosure you have provided. We note your indication that you are unable to file the appraisal as an exhibit to the Schedule 13E-3 because the preparer of the appraisal, Cushman & Wakefield, refuses to provide its consent. Notwithstanding their refusal to

provide a consent, it would appear that the appraisal is materially related to the transaction and must be filed as an exhibit to the Schedule 13E-3. Please revise to file it as an exhibit.

Information Statement

Summary of Terms of Reverse/Forward Stock Split, page 8

2.   We note your response to prior comment 7 and your indication that Miramar Venture Partners, L.P., who has Board observer rights, obtained stockholder approval and "was a party that had originally suggested to the Company that it consider methods to effect a going private transaction." Please tell us what consideration you have given as to whether Miramar should be included as a filing person on the Schedule 13E-3, given that they would appear to be an affiliate who was engaged in the going private transaction. We remind you that that each filing person is required to comply with the filing, disclosure and dissemination requirements of Schedule 13E-3, including the fairness determination and recommendation requirements.

Special Factors, page 15

Strategic Alternatives Considered, page 18

3.   We note your response to prior comment 17, however, it does not appear that you address whether appraisal rights would have been available had you chosen a different means to effectuate the ability to terminate your registration. Please revise to discuss because this factor may be important to security holders in appreciating the alternative you selected to effectuate the going private transaction.

Background of the Reverse/Forward Stock Split, page 19

4.   Please ensure that you have made consistent revisions to your disclosure in response to prior comment 18. For example, the bullet point at the top of page 18 would appear to continue to indicate that the Special Committee determined the fairness of the transaction as a whole.

5.   See prior comment 24. We note your revised disclosure indicating how the Special Committee determined that "a price in the lower half of the range of prices recommended by Imperial Capital" would be fair, from a financial point of view, but this does not explain how the Special Committee determined the price of $2.15 per share, as opposed to some other price in the lower half of the range, is fair.

Procedural Fairness to All Stockholders, page 36

6.   We note your response to prior comment 32 and your revisions to the related disclosure. Please also consider revising your discussion that appears here to elaborate upon the "several" reasons the Board determined not to condition approval of the going private transaction by a majority of unaffiliated stockholders or revise to remove this reference.

Closing Comments

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        Please contact me at (202) 551-3264 with any questions. You may also reach me by facsimile at (202) 772-9203.

                                        Sincerely,

                                        Mara L. Ransom
                                        Special Counsel
                                        Office of Mergers and Acquisitions

cc via facsimile (213) 443-2750:

David I. Sunkin, Esq.
Sheppard Mullin Richter & Hampton LLP